SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.   )1

MagneGas Corporation
(Name of Issuer)

COMMON STOCK, $0.001 Par Value per Share
SERIES A PREFERRED STOCK, $0.001 Par Value per Share
(Title of Class of Securities)

55939L 202
 (CUSIP Number)

July 6, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 55939L 202

(1)	Names of reporting persons DDI Industry International Inc. Limited
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☐ ☐
(3)	SEC use only
(4)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,199,441 shares of common stock
	(6)	Shared voting power 0
	(7)	Sole dispositive power 2,199,441 shares of common stock
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,199,441 shares of common stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐
(11)	Percent of class represented by amount in Row (9) 11.0%
(12)	Type of reporting person (see instructions) CO

CUSIP NO: 55939L 202

Item 1(a).	Name of Issuer:

MagneGas Corporation, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

150 Rainville Road, Tarpon Springs, FL 34689

Item 2(a).	Name of Person Filing

DDI Industry International Inc. Limited (“DDI”)

Item 2(b).	Address of Principal Business Office or, if None, Residence

Unit 3A, 20 Floor, Far East Consortium Building, 121 Des Voeux Road Central, Hong Kong

Item 2(c).	Citizenship

Hong Kong

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

55939L 202

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on January 7, 2013, DDI beneficially owned 2,199,441 shares of Common Stock.

(b)	Percent of class:

As of the close of business on January 7, 2013, DDI beneficially owned approximately 11.0% of the outstanding shares of Common Stock, based on 20,041,616 shares of Common Stock outstanding as of November 5, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP NO: 55939L 202

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Page Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Page Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Page Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Page Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO: 55939L 202

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 8, 2013

DDI INDUSTRY INTERNATIONAL INC. LIMITED

By:	/s/ Allen Feng
Allen Feng
President